

July 14, 2020

Andrea Almeida
Chief Financial Officer
Petróleo Brasileiro S.A.—Petrobras
Avenida Republica do Chile, 65—23rd Floor
20031-912—Rio de Janeiro—RJ—Brazil

> **Re: Petróleo Brasileiro S.A.—Petrobras**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed March 23, 2020**
> **File No. 001-15106**

Dear Ms. Almeida:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2019

Segments Financial Performance, page 135

1. In your analysis of segment financial performance you attribute changes in net income, operating income and costs to a combination of several different factors. When multiple factors contribute to changes in segment results, please quantify each material factor to provide investors with better insight into the underlying reasons for the changes in your results. Refer to Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of Release No. 33-6835.

Liquidity and Capital Resources, page 137

2.   We note your presentation of non-GAAP measures adjusted cash and cash equivalents on page 137 and adjusted EBITDA and net debt/adjusted EBITDA ratio on page 144 of your Form 20-F. Please disclose why you believe the presentation of each non-GAAP measure is useful to investors and disclose how you use each non-GAAP measure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Net Debt/Adjusted EBITDA Metric, page 143

3.   You disclose on pages 143 and 144 that adjusted EBITDA is computed using EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted for equity-accounted investments, impairments, cumulative foreign exchange adjustments reclassified to the income statement, results from disposal and write-offs of assets, and foreign exchange gains and losses resulting from provisions for legal proceedings. This description appears to be inconsistent with your presentation of adjusted EBITDA in the table on page 144. Please revise your disclosure to resolve this apparent inconsistency. Additionally, if you have changed your method of calculating or presenting adjusted EBITDA then describe the reasons for the change.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Francesca Odell